UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of                     December                    , 20 07
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date	December 18, 2007	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No. 820/PR110/COM-10/2007
TELKOM through its 100% subsidiary METRA has signed Conditional Sale & Purchase Agreement to acquire 80% of Sigma’s stake
Jakarta, December 18, 2007 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM”) hereby announce that today TELKOM through its subsidiary PT Multimedia Nusantara (“Metra”) (together as “TELKOMGroup”) has signed Conditional Sale and Purchase Agreement to acquire 80% of PT Sigma Cipta Caraka (“Sigma”). This agreement is signed with hope that TELKOMGroup can strengthen its position in the Indonesia IT and enterprise market.
“We are proud and delighted to welcome TELKOMGroup as the main partner of Sigma. We look forward to the strong synergy from the different expertise we have” said Toto Sugiri, Sigma’s President Commissioner.
With more than 20 years of IT experience, Sigma is the leading Indonesian IT service company (1) mainly active in the banking sector offering specialized services such as software development and customization, network and systems integration, managed resources and internet access.
Sigma has gained solid reputation for its robust Data Recovery Center (“DRC”) and IT Management Outsourcing Services, one of the most advance data center in Indonesia, and in-house software solution for financial institutions — conventional and syariah. Some of Sigma’s clients are main banks in Indonesia.
Going forward, Sigma will be strengthening its core role as an IT and enterprise service company. Today, Sigma has over 700 employees and 170 customers in finance, telecommunication, distribution & other industries.
TELKOM’s President Director, Rinaldi Firmansyah, said: “This agreement shall allow TELKOMGroup to move forward in rapidly expanding a world class IT and Enterprise business— especially in software and Data Recovery Center. As a result, this transaction should provide real benefits to TELKOM’s customers and shareholders”
The legal closing is expected to be complete by mid February 2008 when both parties are expected to obtain formal shareholder approval of this transaction.
HARSYA DENNY SURYO
Vice President Investor Relations & Corporate Secretary
For further information, please contact:
Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel: 62-21-5215109
Fax: 61-21-5220500
Email: investor@telkom.co.id
Website: www.telkom-indonesia.com
PT Telekomunikasi Indonesia, Tbk
TELKOM is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary Telkomsel is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provides a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX/SSX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA).

(1) Source: Business Monitor International Ltd, Indonesian Information Technology Report Q2 2007